Exhibit 99.1

Baidu Announces Second Quarter 2025 Results

BEIJING, China, Aug 20, 2025 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2025.

“In the second quarter, our AI Cloud business continued to deliver robust and healthy revenue growth, supported by our strengthening full-stack AI capabilities and comprehensive end-to-end AI products and solutions. This performance helped mitigate the near-term pressure on online marketing business, as we intensified the AI transformation of Baidu Search to elevate user experience and establish a stronger foundation for long-term growth. Apollo Go accelerated global expansion while actively exploring new business models, underscored by our leadership in both left-hand drive and right-hand drive robotaxi markets globally,” said Robin Li, Co-founder and CEO of Baidu. “We remain focused on AI initiatives that offer the greatest long-term value creation potential, where our technology and innovation can make the most meaningful and lasting impact.”

“In Q2, mainly propelled by new AI initiatives, Baidu Core’s non-online marketing revenue exceeded RMB 10 billion for the first time, delivering 34% year-over-year growth and marking a more balanced, diversified mix,” said Haijian He, CFO of Baidu. “We remain committed to our AI investments, focusing on advancing AI transformation across the Mobile Ecosystem, sustaining healthy growth momentum in AI Cloud, and accelerating Apollo Go’s global expansion. While navigating near-term challenges, we believe these strategic priorities will drive significant long-term value.”

Second Quarter 2025 Financial Highlights 1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2 2024	Q1 2025	Q2 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	33,931	32,452	32,713	4,567	(4%)	1%
Operating income	5,944	4,508	3,277	457	(45%)	(27%)
Operating income (non-GAAP) [2]	7,500	5,333	4,445	620	(41%)	(17%)
Net income to Baidu	5,488	7,717	7,322	1,022	33%	(5%)

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1636 as of June 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Net income to Baidu (non-GAAP) [2]	7,396	6,469	4,795	669	(35%)	(26%)
Diluted earnings per ADS	15.01	21.59	20.35	2.84	36%	(6%)
Diluted earnings per ADS (non-GAAP) [2]	21.02	18.54	13.58	1.90	(35%)	(27%)
Adjusted EBITDA [2]	9,147	7,209	6,492	906	(29%)	(10%)
Adjusted EBITDA margin	27%	22%	20%	20%

	Baidu Core
(In millions, unaudited)	Q2 2024	Q1 2025	Q2 2025		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,687	25,463	26,251	3,664	(2%)	3%
Operating income	5,608	4,164	3,322	464	(41%)	(20%)
Operating income (non-GAAP) [2]	7,005	4,872	4,385	612	(37%)	(10%)
Net income to Baidu Core	5,462	7,633	7,382	1,030	35%	(3%)
Net income to Baidu Core (non-GAAP) [2]	7,290	6,330	4,792	669	(34%)	(24%)
Adjusted EBITDA[2]	8,617	6,712	6,397	893	(26%)	(5%)
Adjusted EBITDA margin	32%	26%	24%	24%

Operational Highlights

Corporate

•

Baidu open-sourced the ERNIE 4.5 series, its latest and most advanced family of foundation models comprising ten models of different architectures and sizes, in June 2025. The ERNIE 4.5 series delivers strong performance particularly in instruction following, world knowledge memorization, and visual understanding.

•	Baidu has returned US$677 million to shareholders since the beginning of Q1 2025, bringing the cumulative repurchase to US$2.3 billion under the 2023 share repurchase program.

•	Baidu launched MuseSteamer, its proprietary video generation model in July 2025.

AI Cloud

•	Baidu AI Cloud was ranked the No.1 AI cloud provider for the sixth consecutive year, according to IDC’s 2024 report on China’s AI public cloud market, issued in July 2025.

•

Qianfan, Baidu’s MaaS platform, expanded its model library with the open-sourced ERNIE 4.5 series and additional third-party models, while integrating more AI tools and functions to better support AI-native application development.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided over 2.2 million fully driverless rides in the second quarter of 2025, representing a 148% year-over-year increase. As of August 2025, the cumulative rides provided to the public by Apollo Go surpassed 14 million.

•

Apollo Go entered into a multi-year strategic partnership with Uber Technologies, Inc. in July 2025 to deploy thousands of Apollo Go’s fully autonomous vehicles on the Uber platform across multiple international markets, with initial deployments planned for Asia and the Middle East.

•

Apollo Go entered into a strategic partnership with Lyft, Inc. in August 2025 to deploy Apollo Go’s fully autonomous vehicles across key European markets through the Lyft platform, starting with Germany and the United Kingdom and scaling to thousands of vehicles across Europe.

•	Apollo Go expanded its open-road testing area in Hong Kong to Tung Chung residential areas in June 2025, and to the Southern District in August.

•	Apollo Go commenced open-road testing in designated areas in both Dubai and Abu Dhabi in August 2025.

•	Apollo Go’s global footprint covered 16 cities as of June 2025.

Mobile Ecosystem

•

The AI transformation of Baidu Search accelerated rapidly. By the end of June, over 50% of mobile search result pages contained AI-generated content, up from 35% in April. By July, 64% of mobile search result pages contained AI-generated content, with traditional link-based results progressively replaced by structured, intelligent, and multimodal-first AI answers.

•	In June 2025, Baidu App’s MAUs reached 735 million, up 5% year over year.

•	Managed Page accounted for 50% of Baidu Core’s online marketing revenue in the second quarter of 2025.

Second Quarter 2025 Financial Results

Total revenues were RMB32.7 billion ($4.57 billion), decreasing 4% year over year.

•

Revenue from Baidu Core was RMB26.3 billion ($3.66 billion), decreasing 2% year over year; online marketing revenue was RMB16.2 billion ($2.27 billion), decreasing 15% year over year, and non-online marketing revenue was RMB10.0 billion ($1.40 billion), up 34% year over year, primarily driven by the boost of AI Cloud business.

•	Revenue from iQIYI was RMB6.6 billion ($926 million), decreasing 11% year over year.

Cost of revenues was RMB18.4 billion ($2.56 billion), increasing 12% year over year, primarily due to an increase in costs related to AI Cloud business and content costs.

Selling, general and administrative expenses were RMB6.0 billion ($832 million), increasing 5% year over year, primarily due to an increase in channel spending expenses, partially offset by a decrease in personnel-related expenses.

Research and development expenses were RMB5.1 billion ($715 million), decreasing 13% year over year, primarily due to a decrease in personnel-related expenses.

Operating income was RMB3.3 billion ($457 million). Baidu Core operating income was RMB3.3 billion ($464 million), and Baidu Core operating margin was 13%. Non-GAAP operating income was RMB4.4 billion ($620 million). Non-GAAP Baidu Core operating income was RMB4.4 billion ($612 million), and non-GAAP Baidu Core operating margin was 17%.

Total other income, net was RMB4.9 billion ($678 million), increasing 531% year over year, primarily due to an increase in fair value gain and pickup of earnings from long-term investments, partially offset by an increase in net foreign exchange loss arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expense was RMB881 million ($123 million), compared to RMB1.1 billion in the same period last year.

Net income attributable to Baidu was RMB7.3 billion ($1.02 billion), and diluted earnings per ADS was RMB20.35 ($2.84). Net income attributable to Baidu Core was RMB7.4 billion ($1.03 billion), and net margin for Baidu Core was 28%. Non-GAAP net income attributable to Baidu was RMB4.8 billion ($669 million). Non-GAAP diluted earnings per ADS was RMB13.58 ($1.90). Non-GAAP net income attributable to Baidu Core was RMB4.8 billion ($669 million), and non-GAAP net margin for Baidu Core was 18%.

Adjusted EBITDA was RMB6.5 billion ($906 million) and adjusted EBITDA margin was 20%. Adjusted EBITDA for Baidu Core was RMB6.4 billion ($893 million) and adjusted EBITDA margin for Baidu Core was 24%.

As of June 30, 2025, cash, cash equivalents, restricted cash and short-term investments were RMB124.2 billion ($17.34 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB119.9 billion ($16.74 billion). As of June 30, 2025, cash, cash equivalents, short-term investments and long-term time deposits and held-to-maturity investments for Baidu Core were RMB229.7 billion ($32.07 billion). Free cash flow was negative RMB4.7 billion (negative $653 million), and free cash flow excluding iQIYI was negative RMB4.6 billion (negative $648 million), primarily due to an increase of investment in AI business. We define net cash position as total cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and others, less total loans, convertible senior notes, and notes payable. As of June 30, 2025, net cash position for Baidu was RMB155.1 billion ($21.66 billion).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8.00 AM on Aug 20, 2025, U.S. Eastern Time (8.00 PM on Aug 20, 2025, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q2 2025 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10049043-p7skv7.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,625	17,306	17,485	2,441	39,115	34,791	4,857
Others	13,306	15,146	15,228	2,126	26,329	30,374	4,240

Total revenues	33,931	32,452	32,713	4,567	65,444	65,165	9,097

Costs and expenses:
Cost of revenues(1)	16,398	17,487	18,357	2,563	31,689	35,844	5,004
Selling, general and administrative(1)	5,700	5,913	5,960	832	11,075	11,873	1,657
Research and development(1)	5,889	4,544	5,119	715	11,252	9,663	1,349

Total costs and expenses	27,987	27,944	29,436	4,110	54,016	57,380	8,010

Operating income	5,944	4,508	3,277	457	11,428	7,785	1,087
Other income:
Interest income	1,993	2,664	1,957	273	4,084	4,621	645
Interest expense	(742)	(801)	(701)	(98)	(1,508)	(1,502)	(210)
Foreign exchange gain (loss), net	93	(210)	(621)	(87)	494	(831)	(116)
Share of (losses) earnings from equity method investments	(119)	574	694	97	(324)	1,268	177
Others, net	(454)	2,260	3,534	493	(729)	5,794	809

Total other income, net	771	4,487	4,863	678	2,017	9,350	1,305

Income before income taxes	6,715	8,995	8,140	1,135	13,445	17,135	2,392
Income tax expense	1,131	1,177	881	123	2,014	2,058	287

Net income	5,584	7,818	7,259	1,012	11,431	15,077	2,105
Net income (loss) attributable to noncontrolling interests	96	101	(63)	(10)	495	38	5

Net income attributable to Baidu	5,488	7,717	7,322	1,022	10,936	15,039	2,100

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	15.11	21.86	20.90	2.92	30.12	42.76	5.97
-Diluted	15.01	21.59	20.35	2.84	29.98	41.95	5.86
Earnings per share for Class A and Class B ordinary shares:
-Basic	1.89	2.73	2.61	0.36	3.77	5.35	0.75
-Diluted	1.88	2.70	2.54	0.35	3.74	5.24	0.73
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,796	2,751	2,720	2,720	2,800	2,735	2,735
-Diluted	2,804	2,762	2,730	2,730	2,810	2,746	2,746
(1) Includes share-based compensation expenses as follows:
Cost of revenues	146	77	120	17	254	197	28
Selling, general and administrative	385	313	276	38	802	589	82
Research and development	981	361	685	96	1,599	1,046	146

Total share-based compensation expenses	1,512	751	1,081	151	2,655	1,832	256

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,832	29,940	4,179
Restricted cash	11,697	320	45
Short-term investments, net	102,608	93,926	13,112
Accounts receivable, net	10,104	11,568	1,615
Amounts due from related parties	790	758	106
Other current assets, net	18,818	20,706	2,890

Total current assets	168,849	157,218	21,947

Non-current assets:
Fixed assets, net	30,102	32,456	4,531
Licensed copyrights, net	6,930	6,670	931
Produced content, net	14,695	14,468	2,020
Intangible assets, net	772	3,266	456
Goodwill	22,586	37,637	5,254
Long-term investments, net	41,721	45,103	6,296
Long-term time deposits and held-to-maturity investments	98,535	110,123	15,373
Amounts due from related parties	137	119	17
Deferred tax assets, net	2,193	2,352	328
Operating lease right-of-use assets	10,898	10,682	1,491
Receivables related to the proposed acquisition of YY Live, net	13,547	—	—
Other non-current assets	16,815	30,475	4,253

Total non-current assets	258,931	293,351	40,950

Total assets	427,780	450,569	62,897

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,669	7,048	984
Accounts payable and accrued liabilities	41,443	38,208	5,334
Customer deposits and deferred revenue	14,624	13,142	1,835
Deferred income	684	490	68
Long-term loans, current portion	168	15,022	2,097
Convertible senior notes, current portion	242	1,484	207
Notes payable, current portion	8,026	4,653	650
Amounts due to related parties	1,794	1,636	228
Operating lease liabilities	3,303	3,442	480

Total current liabilities	80,953	85,125	11,883

Non-current liabilities:
Deferred income	231	194	27
Deferred revenue	585	663	93
Amounts due to related parties	56	46	6
Long-term loans	15,596	2,300	321
Notes payable	27,996	46,512	6,493
Convertible senior notes	8,351	6,739	941
Deferred tax liabilities	3,870	4,196	586
Operating lease liabilities	4,973	4,643	648
Other non-current liabilities	1,557	2,239	312

Total non-current liabilities	63,215	67,532	9,427

Total liabilities	144,168	152,657	21,310

Redeemable noncontrolling interests	9,870	12,652	1,766
Equity
Total Baidu shareholders’ equity	263,620	275,057	38,396
Noncontrolling interests	10,122	10,203	1,425

Total equity	273,742	285,260	39,821

Total liabilities, redeemable noncontrolling interests, and equity	427,780	450,569	62,897

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended June 30, 2024 (RMB)				Three months ended March 31, 2025 (RMB)				Three months ended June 30, 2025 (RMB)					Three months ended June 30, 2025 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	26,687	7,439	(195)	33,931	25,463	7,186	(197)	32,452	26,251	6,628	(166)		32,713	3,664	926	(23)		4,567
YOY									(2%)	(11%)			(4%)
QOQ									3%	(8%)			1%
Costs and expenses:
Cost of revenues (1)	10,888	5,678	(168)	16,398	12,246	5,406	(165)	17,487	13,214	5,292	(149)		18,357	1,844	739	(20)		2,563
Selling, general and administrative (1)	4,751	970	(21)	5,700	4,921	1,026	(34)	5,913	5,018	960	(18)		5,960	700	134	(2)		832
Research and development (1)	5,440	449	—	5,889	4,132	412	—	4,544	4,697	422	—		5,119	656	59	—		715

Total costs and expenses	21,079	7,097	(189)	27,987	21,299	6,844	(199)	27,944	22,929	6,674	(167)		29,436	3,200	932	(22)		4,110

YOY
Cost of revenues									21%	(7%)			12%
Selling, general and administrative									6%	(1%)			5%
Research and development									(14%)	(6%)			(13%)
Costs and expenses									9%	(6%)			5%
Operating income (loss)	5,608	342	(6)	5,944	4,164	342	2	4,508	3,322	(46)	1		3,277	464	(6)	(1)		457
YOY									(41%)	—			(45%)
QOQ									(20%)	—			(27%)
Operating margin	21%	5%		18%	16%	5%		14%	13%	(1%)			10%
Add: total other income (loss), net	1,011	(240)	—	771	4,602	(115)	—	4,487	4,925	(62)	—		4,863	687	(9)	—		678
Less: income tax expense	1,105	26	—	1,131	1,136	41	—	1,177	854	27	—		881	119	4	—		123
Less: net income (loss) attributable to NCI	52	7	37 (3)	96	(3)	4	100 (3)	101	11	(1)	(73	)(3)	(63)	2	—	(12	)(3)	(10)

Net income (loss) attributable to Baidu	5,462	69	(43)	5,488	7,633	182	(98)	7,717	7,382	(134)	74		7,322	1,030	(19)	11		1,022

YOY									35%	—			33%
QOQ									(3%)	—			(5%)
Net margin	20%	1%		16%	30%	3%		24%	28%	(2%)			22%
Non-GAAP financial measures:
Operating income (non-GAAP)	7,005	501		7,500	4,872	459		5,333	4,385	59			4,445	612	9			620
YOY									(37%)	(88%)			(41%)
QOQ									(10%)	(87%)			(17%)
Operating margin (non-GAAP)	26%	7%		22%	19%	6%		16%	17%	1%			14%
Net income attributable to Baidu (non-GAAP)	7,290	247		7,396	6,330	304		6,469	4,792	15			4,795	669	2			669
YOY									(34%)	(94%)			(35%)
QOQ									(24%)	(95%)			(26%)
Net margin (non-GAAP)	27%	3%		22%	25%	4%		20%	18%	0%			15%
Adjusted EBITDA	8,617	536		9,147	6,712	495		7,209	6,397	94			6,492	893	14			906
YOY									(26%)	(82%)			(29%)
QOQ									(5%)	(81%)			(10%)
Adjusted EBITDA margin	32%	7%		27%	26%	7%		22%	24%	1%			20%
(1) Includes share-based compensation as follows:
Cost of revenues	117	29		146	50	27		77	88	32			120	12	5			17
Selling, general and administrative	292	93		385	257	56		313	238	38			276	33	5			38
Research and development	945	36		981	329	32		361	652	33			685	91	5			96

Total share-based compensation	1,354	158		1,512	636	115		751	978	103			1,081	136	15			151

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2024 (RMB)			March 31, 2025 (RMB)			June 30, 2025 (RMB)			June 30, 2025 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	7,970	409	8,379	(6,340)	339	(6,001)	(864)	(13)	(877)	(120)	(2)	(122)
Net cash provided by (used in) investing activities	13,824	337	14,161	(1,175)	(30)	(1,205)	(8,428)	(113)	(8,541)	(1,176)	(16)	(1,192)
Net cash (used in) provided by financing activities	(9,946)	869	(9,077)	19,639	860	20,499	(8,688)	(465)	(9,153)	(1,213)	(65)	(1,278)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	66	22	88	(5)	(1)	(6)	(210)	(28)	(238)	(29)	(4)	(33)

Net increase (decrease) in cash, cash equivalents and restricted cash	11,914	1,637	13,551	12,119	1,168	13,287	(18,190)	(619)	(18,809)	(2,538)	(87)	(2,625)
Cash, cash equivalents and restricted cash
At beginning of period	36,964	6,270	43,234	32,999	3,590	36,589	45,118	4,758	49,876	6,298	664	6,962
At end of period	48,878	7,907	56,785	45,118	4,758	49,876	26,928	4,139	31,067	3,760	577	4,337
Net cash provided by (used in) operating activities	7,970	409	8,379	(6,340)	339	(6,001)	(864)	(13)	(877)	(120)	(2)	(122)
Less: Capital expenditures	(2,090)	(28)	(2,118)	(2,869)	(31)	(2,900)	(3,779)	(21)	(3,800)	(528)	(3)	(531)

Free cash flow	5,880	381	6,261	(9,209)	308	(8,901)	(4,643)	(34)	(4,677)	(648)	(5)	(653)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2024 (RMB)			March 31, 2025 (RMB)			June 30, 2025 (RMB)			June 30, 2025 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	5,608	342	5,944	4,164	342	4,508	3,322	(46)	3,277	464	(6)	457
Add: Share-based compensation expenses	1,354	158	1,512	636	115	751	978	103	1,081	136	15	151
Add: Amortization and impairment of intangible assets(1)	43	1	44	72	2	74	85	2	87	12	—	12

Operating income (non-GAAP)	7,005	501	7,500	4,872	459	5,333	4,385	59	4,445	612	9	620
Add: Depreciation of fixed assets	1,612	35	1,647	1,840	36	1,876	2,012	35	2,047	281	5	286

Adjusted EBITDA	8,617	536	9,147	6,712	495	7,209	6,397	94	6,492	893	14	906
Net income (loss) attributable to Baidu	5,462	69	5,488	7,633	182	7,717	7,382	(134)	7,322	1,030	(19)	1,022
Add: Share-based compensation expenses	1,353	158	1,425	635	115	687	977	103	1,024	136	14	142
Add: Amortization and impairment of intangible assets(1)	41	1	41	70	2	71	83	2	84	12	—	12
Add: Disposal (gain)	(30)	—	(30)	(91)	—	(91)	(262)	—	(267)	(37)	—	(37)
Add: Impairment of long-term investments	26	17	34	—	2	1	101	26	113	14	4	16
Add: Fair value loss (gain) of long-term investments and exchangeable bonds	531	2	531	(1,889)	(2)	(1,890)	(3,317)	18	(3,309)	(462)	3	(462)
Add: Reconciling items on equity method investments(2)	83	—	83	(66)	5	(64)	(121)	—	(121)	(17)	—	(17)
Add: Tax effects on non-GAAP adjustments(3)	(176)	—	(176)	38	—	38	(51)	—	(51)	(7)	—	(7)

Net income attributable to Baidu (non-GAAP)	7,290	247	7,396	6,330	304	6,469	4,792	15	4,795	669	2	669
Diluted earnings per ADS			15.01			21.59			20.35			2.84
Add: Accretion of the redeemable noncontrolling interests			0.57			0.57			0.64			0.09
Add: Non-GAAP adjustments to earnings per ADS			5.44			(3.62)			(7.41)			(1.03)

Diluted earnings per ADS (non-GAAP)			21.02			18.54			13.58			1.90

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.